A.M.S. MARKETING, INC.
                             6689 N.W. 16th Terrace
                            Ft. Lauderdale, FL 33309


                                AMENDMENT NO. 1
                                       TO
                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS


        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

--------------------------------------------------------------------------------


                 Approximate Date of Mailing: September 22, 2003

Dear Shareholder:

         This notification is furnished by the Board of Directors (the "Board") of A.M.S. Marketing, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected on July 31, 2003, pursuant to an Agreement and Plan of Exchange, dated as of July 28, 2003 (the "Exchange Agreement"), by and among the Company, Advanced Imaging Systems, LLC, a Delaware limited liability company ("AIS"), and the members thereof (the "Members").

         This notification was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

         Please read this notification carefully. It describes the essential terms of the Exchange Agreement and contains certain biographical and other information concerning the proposed new directors of the Company. Additional information about the Exchange Agreement and the business of the Company is contained in the Company's Quarterly Report on Form 10-QSB dated July 15, 2003, and its Current Report on Form 8-K dated August 15, 2003 (the "Reports"), which were filed with the United States Securities and Exchange Commission (the "Commission"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.


                                CHANGE IN CONTROL

         On July 31, 2003 (the "Exchange Date"), the parties entered into the Exchange Agreement and pursuant thereto the Company issued to the Members an aggregate of 1,200,000 shares (the "Shares") of the Company's common stock, par value $.001 per share (the "Company's Common Stock"), in exchange (the "Exchange") for all of the limited liability company interests of AIS issued and outstanding on such date (the "Interests").


         Immediately prior to the Exchange, each of the Members purchased 900,000 shares of the Company's Common Stock (3,600,000 shares in the aggregate) from Alfred M. Schiffrin, the Company's former President and sole director, for $.05 per share, payable partly in cash and the balance by a recourse promissory note secured by the purchased shares. Each note is repayable in monthly installments of varying amounts commencing on August 1, 2003 and ending on May 1, 2006, subject to acceleration upon the happening of certain events (each an "Event of Default"), including without limitation, failure of such Member to make payment of principal when due within three business days following written notice to such Member, the dissolution winding-up, suspension of the usual business activities or complete or partial liquidation of the business of AMS, the bankruptcy of such Member or AMS, the commencement of a voluntary bankruptcy by such Member or AMS or the death of such Member. Each note is non-interest bearing except upon the happening and during the continuation of an Event of Default, in which case each note bears interest at the rate of 15% per annum or the maximum rate of interest permissible in the State of Florida, whichever is lower. The Shares, together with the shares purchased by the Members from Mr. Schiffrin, represented approximately 82% of the total then issued and outstanding shares of the Company's Common Stock.

         This information statement will be mailed to shareholders on or about September 22, 2003 to holders of record of the Company's Common Stock as of the close of business on August 8, 2003. On the Exchange Date, the Company had outstanding 5,856,200 shares of Common Stock after giving effect to the Exchange. Each share of Common Stock is entitled to one vote on all matters to be voted on by shareholders.


              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

                              INFORMATION STATEMENT

                CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

         In connection with the Exchange Agreement, on the Exchange Date, the Company's sole director and officer, Alfred M. Schiffrin, resigned as an officer and Mr. Schiffrin appointed C. Leo Smith as the President, Chief Executive and Chief Financial Officer of the Company ("Smith"), and Susan Archer as the Treasurer and Secretary of the Company ("Archer"). In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Mr. Schiffrin appointed Smith (as Chairman), Alex Sarafianos ("Sarafianos") and James J. Gaffney ("Gaffney") as the new Board and tendered his resignation as a director. On September 9, 2003, Gaffney passed away. No successor to Gaffney has been name, although it is anticipated that a successor will be named in the near future. Rule 14f-1 provides that Smith and Sarafianos will become directors ten
(10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Exchange Agreement.


                               EXECUTIVE OFFICERS

         The new executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of the Board.

                           Date Became an
Name              Age      Executive Officer      Positions
----              ---      -----------------      ---------

C. Leo Smith      35       July 31, 2003          President, Chief Executive and
                                                  Chief Financial Officer,

Susan Archer      37       July 31, 2003          Treasurer and Secretary

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information available to the Company, as of August 31, 2003, with respect to the beneficial ownership of the outstanding shares of the Company's Common Stock by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) the Company's officers and directors, including directors elect (except for James J. Gaffney who died on September 9, 2003); and (iii) the Company's officers and directors as a group:

Name and Address of Beneficial Owner(1)     Shares of Common Stock Owned     Percentage (%) of Common Stock(2)
---------------------------------------     ----------------------------     ---------------------------------

Sarah Cinnante(3)                                   1,200,000                           20.49%
Michael D'Angelo(3)                                 1,200,000                           20.49%
Laura Palisa Mujica(4)                              1,200,000                           20.49%
Lara Nicole Sarafianos(5)                           1,200,000                           20.49%
Alicia M. LaSala(6)                                   400,000(7)                         6.83%(7)
Alfred M. Schiffrin(8)                                400,000                            6.83%
Alex Sarafianos(9)                                          0(10)                           0 (10)
C. Leo Smith(3)                                             0(11)                           0 (11)
Susan Archer(3)                                       100,000                            1.71%
All officers and directors as a group                 500,000(12)                        8.54%(12)
(three persons(11))


------------------------

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to Item 403 (b) of Regulation S-B of the Exchange Act.

(2)      Percentages are approximate.

(3) The business address of the stockholder, director or officer, as the case may be, noted above is 6689 N.W. 16th Terrace, Ft. Lauderdale, FL 33309.

(4) The address of the stockholder noted above is 824 S.E. 8th Street, Ft. Lauderdale, FL 33316.

(5) The address of the stockholder noted above is 4440 N.E. 22nd Avenue, Lighthouse Point, FL 33064.

(6) The address of the stockholder noted above is 6674 Serena Lane, Boca Raton, FL 33433.

(7) Includes 20,000 shares of Common Stock owned of record by a trust for the benefit of Mrs. LaSala's minor child of which her husband is the sole trustee. Mrs. LaSala disclaims beneficial ownership of such shares.

(8) The business address of the stockholder noted above is 7040 W. Palmetto Park Road, Building 4, # 572, Boca Raton, FL 33433. Prior to the Exchange, Mr. Schiffrin was the sole director and officer of the Company.

(9) The address of the director elect noted above is 16008 Willmington Place, Tampa FL 33647.

(10) Excludes all shares owned by Lara Nicole Sarafianos. Mr. Sarafianos is the brother-in-law of Mrs. Sarafianos and disclaims beneficial ownership of all shares owned by Mrs. Sarafianos.

(11)     Excludes directors elect who are not also officers.

(12) Excludes all shares owned by the mother of Mr. Smith, Laura Palisa Mujica. Mr. Smith disclaims beneficial ownership of such shares.

             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

         (a) There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

         (b) The following brief biographies contain information about the Company's Directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between the Directors and executive officers. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

         C. Leo Smith (`Smith"),35, Chairman of the Board of Directors and Chief Executive and Chief Financial Officer, has served as the Manager of AIS since its inception. From November 1991 until April 2002, he was the Chief Executive Officer of Smith International Enterprises, Inc. (d/b/a Ameriplast Manufacturing), a privately owned manufacturer of pre-paid telephone calling cards. In April 2002, the company was sold to Signature Graphics Inc., a privately owned Florida corporation. Smith earned a B.A. degree from Florida State University.

         Alex Sarafianos ("Sarafianos"),40, Director, has served since April 2000 to the present as Senior Vice president and National Sales Director of AmSouth Funds of AmSouth Bank. From October 1994 to March 2000, he was Vice President and Senior Funds Wholesaler of BISYS Fund Services. Sarafianos earned a B.B.A. degree from Mercer University.

         No employee of the Company receives any additional compensation for his or her services as a Director. Non-management directors receive no salary for their services as such, but may participate in the Company's stock option plans. The board of directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the board of directors and committees thereof.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and Directors, and persons who own more than ten percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended December 31, 2002 and for the period January 1, 2003 through September 15, 2003, the Company believes that all reports have been filed in a timely manner.


                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

         Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

         On April 2, 2003, AIS entered into a Management Services Agreement, dated as of April 1, 2003 (the "Services Agreement"), with Parkview Group, Inc., a company wholly owned by Alicia LaSala, a shareholder of the Company listed above, and of which Mrs. LaSala is the sole director and officer. The Services Agreement provides that Mrs. LaSala will provide AIS with certain specified advisory services for a period of three years in exchange for a monthly fee of $5,000.

         On July 15, 2003, AIS entered into a three year employment agreement with Susan Archer, who on the Exchange Date became the Company's Treasurer and Secretary. The agreement provides for a base salary of $52,000 per annum plus an annual cumulative cost of living adjustment equal to 5% of the base salary.

         On July 15, 2003, AIS entered into a three year employment agreement with Steven Cinnante, whose emancipated daughter, Sarah Cinnante, is a shareholder of the Company. The agreement provides for a base salary of $91,00 per annum plus an annual cumulative cost of living adjustment equal to 5% of the base salary.

         On July 15, 2003, AIS entered into a three year employment agreement with Michael D'Angelo, a shareholder of the Company. The agreement provides for an annual salary of $46,800.

         On July 15, 2003, AIS entered into a three year employment agreement with George Sarafianos, the husband of Lara Nicole Sarafianos, a shareholder of the Company. The agreement provides for a base salary of $89,000 per annum plus an annual cumulative cost of living adjustment equal to 5% of the base salary.

         On July 15, 2003, AIS entered into a three year employment agreement with C. Leo Smith, who on the Exchange Date became the Company's President, Chief Executive Officer, Chief Financial Officer and a director designee. Smith is also the son of Laura Palisa Mujica, a shareholder of the Company. The agreement provides for a base salary of $93,000 per annum plus an annual cumulative annual cost of living adjustment equal to 5% of the base salary.

         Each of the above employment agreements is terminable by AIS without cause upon notice and, in any such event, AIS' obligation is to continue paying such terminated employee his or her salary at the rate then in effect for a period of three months.


                           INDEBTEDNESS OF MANAGEMENT

         There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year by any director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

                COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

         There are no standing committees of the Board.

         Since the Exchange Date, the Board designees have held no meetings or taken any action by unanimous written consent.

                EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS


         Prior to the Exchange Agreement and during AMS' fiscal 2002, the sole officer and director of AMS was Alfred Schiffrin who received no cash or other form of compensation for his services from AMS during such period.


         On July 15, 2003, AIS entered into a three year employment agreement with each of C. Leo Smith and Susan Archer, who on the Exchange Date became officers and, in the case of Smith, a director designee, of the Company. The terms of such employment agreements are set forth above under "TRANSACTIONS WITH MANAGEMENT AND OTHERS".

                               STOCK OPTION PLANS

         The Company's 2003 Equity Incentive Program (the "Program") was adopted by the Board in July 2003 and approved by the Company's stockholders in August 2003, subject to becoming effective 20 days after the mailing of an information statement to shareholders with respect thereto as required under applicable law. The Program was adopted to secure for the Company and each of its Affiliates (as defined in the Program) the benefits arising from ownership of the Company's Common Stock by those officers, directors and employees of, and consultants to, the Company and/or any of its Affiliates who are most responsible for the growth and success of the Company and its Affiliates.

         The Program provides for the grant of incentive stock options, nonqualified stock options and restricted stock grants (collectively "Awards") as approved by the Board or a committee thereof (the "Committee"). Incentive stock options granted under the Program are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonqualified stock options granted under the Program are intended not to qualify as incentive stock options under the Code.

         The total number of shares of the Company's Common Stock that may be issued under the Program upon the exercise of all options granted under the Program or the satisfaction by all recipients of all conditions necessary for the receipt of restricted stock grants may not exceed 6,000,000, of which 1,000,000 shares shall be available for issuance under incentive stock options and 5,000,000 shall be available for issuance under nonqualified stock options and/or restricted stock awards. The 1,000,000 shares of the Company's Common Stock available for issuance under incentive stock options shall be increased annually, starting with the calendar year following the calendar year in which the Program is adopted, by 5% of the excess, if any, of (i) the total number of issued and outstanding shares of the Company's Common Stock as of the first day of the fiscal year of the Company beginning with or within any such subsequent calendar year over (ii) the total number of issued and outstanding shares of the Company's Common Stock as of the date on which the Program is adopted; provided, however, that as of the date of any such annual increase, the total number of shares available for issuance under incentive stock options under the Program may not exceed 15% of the total number of authorized shares of the Company's Common Stock as of the date on which the Program is adopted. The 5,000,000 shares of the Company's Common Stock available for issuance under nonqualified stock options and/or restricted stock awards shall be increased annually, starting with the calendar year following the calendar year in which the Program is adopted, by the sum of (i) 15% of the excess, if any, of (A) the total number of issued and outstanding shares of the Company's Common Stock at the time the first such Award is made during such subsequent calendar year over (B) the total number of issued and outstanding shares of Common Stock as of the date on which the Program is adopted, (ii) the total number of shares of the Company's Common Stock repurchased by the Company under the Program during the preceding calendar year and (iii) the total number of shares of the Company's Common Stock surrendered to the Company during the preceding calendar year in payment of the exercise price of nonqualified stock options; provided, however, that, as of the date of any such annual increase, the total number of shares of the Company's Common Stock available for issuance under nonqualified stock options and/or restricted stock awards shall not exceed 50% of the total number of authorized shares of Common Stock as of the date on which the Program is adopted. If any Award expires, or is terminated or forfeited, in whole or in part, the unissued shares of the Company's Common Stock covered by such Award shall again be available for the grant of Awards under the Program. If an Award granted under the Program shall expire or terminate for any reason without having been exercised in full, the unpurchased shares of the Company's Common Stock subject to such Award shall again be available for subsequent Awards under the Program. Shares issued under the Program may consist in whole or in part of authorized but unissued shares or treasury shares. The number of shares of the Company's Common Stock available for issuance under the Program is subject to adjustment, as set forth in the Program, in the event of any stock split, reverse stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization merger, consolidation, exchange of shares, liquidation, spin-off, split-up or other similar change in capitalization of the Company.

         The total number of shares of the Company's Common Stock that may be granted under all Awards made to a recipient during any one calendar year may not exceed 100,000 shares.

         Eligible participants under the Program include the following persons:
(i) executive officers, officers and directors (including advisory and other special directors) of the Company and/or any of its Affiliates; (ii) full-time and part-time employees of the Company and/or any of its Affiliates; and (iii) natural persons engaged by the Company or any Affiliate as consultants.

         Except as otherwise expressly provided therein, the Program provides that the Board, or a committee appointed by the Board to administer the Program, shall have complete discretion to determine when and to which eligible participants Awards are to be granted, the number of such shares of the Company's Common Stock to be awarded to each such participant and the terms and conditions of each Award. An Award may be made for cash, property, services rendered or other form of payment constituting lawful consideration under applicable law. No grant will be made if, in the judgment of the Board or the committee, as the case may be, such a grant would constitute a public distribution within the meaning the U.S. Securities Act of 1933, as amended, or the rules or regulation promulgated thereunder.

         The Program terminates on the tenth anniversary of its adoption by the Board unless terminated earlier by the Board. Upon termination of the Program, no new Awards may be granted; however, Awards previously granted may extend beyond the termination date.

                                       A.M.S. MARKETING, INC.


                                       /s/ C. LEO SMITH
                                       -----------------------
                                       C. Leo Smith
                                       Chief Executive Officer